Retirement Savings Plan for Employees of First National

Bank and Trust Company of the Treasure Coast

Statement of Net Assets Available for Plan Benefits

December 31, 2001 and 2000

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

(Mark One)

  X

ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2005

OR

TRANSACTION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                to

Commission File Number 33-22846

A.

Full title of plan and the address of the plan, if different from that of the issuer named below:

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF FIRST NATIONAL BANK AND TRUST COMPANY OF THE TREASURE COAST

B.

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SEACOAST BANKING CORPORATION OF FLORIDA

815 COLORADO AVENUE

STUART, FL  34994

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RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
FIRST NATIONAL BANK AND TRUST COMPANY OF
THE TREASURE COAST

Stuart, Florida

FINANCIAL STATEMENTS

December 31, 2005 and 2004

CONTENTS

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

1-2

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

3

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

4

NOTES TO FINANCIAL STATEMENTS

5-10

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

11-13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

  Retirement Savings Plan for Employees of First National Bank

  and Trust Company of the Treasure Coast

Stuart, Florida

We have audited the accompanying statement of net assets available for benefits of the Retirement Savings Plan for Employees of First National Bank and Trust Company of the Treasure Coast (the Plan) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic 2005 financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic 2005 financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2005  financial statements taken as a whole.

Crowe Chizek and Company LLC

Fort Lauderdale, Florida

June 27, 2006

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.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the Retirement Savings Plan for

Employees of First National Bank and Trust Company of the Treasure Coast:

We have audited the accompanying statement of net assets available for benefits of the Retirement Savings Plan for Employees of First National Bank and Trust Company of the Treasure Coast (the Plan) as of December 31, 2004. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets available for benefits, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of net assets available for benefits. We believe that our audit of the statement of net assets available for benefits provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, in conformity with U. S. generally accepted accounting principles.

KPMG LLP

June 28, 2005

Certified Public Accountants

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RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

FIRST NATIONAL BANK AND TRUST COMPANY OF THE TREASURE COAST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2005 and 2004

	2005	2004
ASSETS
Investments, at fair value
Mutual funds	$ 14,864,398	$ 13,688,343
Common/collective trusts	6,931,229	6,055,723
Common stock
Seacoast Banking Corporation of Florida	4,128,499	3,671,473
	25,924,126	23,415,539

Receivables
Employer contributions	1,158,095	853,551
Participant contributions	390,938	280,694
Due from brokers	5,336	5,336
Dividends and interest	42,382	35,162
	1,596,751	1,174,743

Total assets	27,520,877	24,590,282

LIABILITIES
Excess contributions payable	2,252	2,476

Total liabilities	2,252	2,476

NET ASSETS AVAILABLE FOR BENEFITS	$ 27,518,625	$ 24,587,806

See accompanying notes to financial statements.

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RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

FIRST NATIONAL BANK AND TRUST COMPANY OF THE TREASURE COAST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2005

Additions to net assets attributed to:
Investment Income
Dividends and interest	$ 415,022
Net realized and unrealized appreciation of investments	957,834
1,372,856
Contributions
Employer	1,727,211
Participant	1,500,355
Rollover	66,544
3,294,110
Total additions	4,666,966

Deductions from net assets attributed to:
Benefits paid to participants	1,716,044
Administrative fees	17,855
Distribution of excess contributions	2,248
Total deductions	1,736,147

Net increase	2,930,819

Net assets available for benefits
Beginning of year	24,587,806

End of year	$ 27,518,625

See accompanying notes to financial statements.

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RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

FIRST NATIONAL BANK AND TRUST COMPANY OF THE TREASURE COAST

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Retirement Savings Plan for Employees of First National Bank and Trust Company of the Treasure Coast (the Plan) provides only general information.  Eligible employees who participate should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:  The plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act (ERISA) and was formed effective January 1, 1983.  The Plan has subsequently been amended and restated in order to continue the qualification of the Plan under Internal Revenue Service Regulations, permit employees to make salary deferrals, provide employer matching contributions and eliminate the loan provisions under the Plan.  The Plan is made available to all eligible employees of First National Bank and Trust Company of the Treasure Coast, its subsidiaries and affiliates (the Bank) who have at least one year of service.

The Plan has contracted with Marshall & Ilsley Trust Company (M&I) to act as trustee and recordkeeper under the Plan and therefore M&I is a party in interest to the Plan.  Under the contract with M&I, Plan participants are offered a choice of various investment options and allowed to change their investment options daily.

The Plan offers 15 investment alternatives through M&I as follows:

M&I Stable Principal Fund	M&I Diversified Stock Fund
Marshall Intermediate Bond Fund	M&I Growth Balanced Fund
M&I Diversified Income Fund	Fidelity Advisers Equity Income Fund
Franklin Small Cap Growth Fund	Marshall Mid Cap Value Fund
Vanguard Institutional Index Fund	Managers Special Equity Fund
Legg Mason Value Trust Primary Class Fund	Westport Small Capital Fund
Templeton Foreign Fund	T Rowe Growth Stock Fund
Marshall Money Market Fund

The Plan also allows individual participants to invest in common shares of Seacoast Banking Corporation of Florida (the Company), the parent company of the Bank.

Participant Accounts:  Each participant’s account is credited with participant salary deferrals, matching contributions, profit-sharing contributions and retirement contributions by the employer, and an allocation of earnings based upon the participant’s investment elections.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Each participant directs the investment of their account to any of the investment options available under the Plan.

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RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

FIRST NATIONAL BANK AND TRUST COMPANY OF THE TREASURE COAST

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Participant Contributions:  Each participant may voluntarily contribute to the Plan up to a maximum of 75% of annual compensation.  For the Plan years ended December 31, 2005 and 2004, participant contributions were subject to an overall annual limitation of $14,000 and $13,000, respectively.  If a participant is eligible for the Plan and age 50 or over, the participant is eligible to make an additional catch up contribution up to maximum IRS limits ($4,000 in 2005 and $3,000 in 2004).

Employer Contributions:  For each Plan year, the Bank’s Board of Directors, at their discretion, will contribute to the Plan a profit-sharing contribution.  Fifty percent (50%) of the profit sharing contribution is allocated to each eligible participant’s profit-sharing account in the same proportion that each participant’s compensation for the plan year bears to the total compensation of all participants for the plan year.  The remaining 50% may, at the election of the participant, be distributed immediately to the participant in cash or be contributed to the Plan.  For the years ended December 31, 2005 and 2004, the Bank’s discretionary profit-sharing contribution was 5% and 4% of eligible participant compensation, respectively.

The Plan provides for a discretionary retirement contribution by the Bank, on behalf of each participant who completed at least 1,000 hours of service during the Plan year and who is employed on the last day of the Plan year or who had a termination of employment during the Plan year due to death, disability or retirement.  For the years ended December 31, 2005 and 2004, the Bank’s discretionary retirement contribution was 2% of eligible participant compensation.

The Bank matches on a dollar-for-dollar basis participant salary deferrals up to 4% of eligible participant compensation.  Also, the Bank matches on a dollar-for-dollar basis the elective portion of any discretionary profit sharing contribution that the participant invests in the Plan.

Vesting:  Participants are immediately vested in their voluntary contributions and the employer matching contribution plus earnings thereon.  Profit-sharing contributions and discretionary retirement contributions vest 25% per year of service.  However, if an active participant dies or becomes disabled prior to attaining the normal retirement age, the participant’s account becomes 100% vested.

Plan Termination:  Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become fully vested in all of their account balances.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

FIRST NATIONAL BANK AND TRUST COMPANY OF THE TREASURE COAST

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Withdrawals:  Withdrawals from the Plan may be made when the participant reaches age 59 ½ , terminates employment, dies, becomes disabled or experiences financial hardship.  Generally, vested Plan benefits not exceeding $1,000 are distributed to participants in a single lump-sum payment after employment with the Bank is terminated.  If a terminated participant’s benefits exceed $1,000, the individual may elect to receive a lump sum or installments.  If the terminated participant maintained a portion of their funds in the Company common stock, a portion of the distribution may be made in shares of common stock.

Forfeitures:  Forfeitures are created when participants terminate participation in the Plan before becoming fully vested in the employer’s contribution under the Plan.  Forfeited amounts are used to reduce future employer contributions.  Forfeitures available to reduce future employer contributions are $17,228 as of December 31, 2005.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Plan in preparation of the financial statements.

Basis of Accounting:  The Plan’s financial statements are prepared on the accrual basis in accordance with U. S. generally accepted accounting principles, and reflect management’s estimates and assumptions, such as those regarding fair value, that affect the recorded amounts.

Use of Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities.  Significant estimates are the valuation of investments held by the Plan.  Actual results could differ from those estimates.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

FIRST NATIONAL BANK AND TRUST COMPANY OF THE TREASURE COAST

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition:  The plan invests in common/collective trusts which are stated at the fair value of participant units held by the Plan as of the last trading day of the period, as reported by the manager of the respective trusts. Quoted market prices are used to value shares of mutual funds and common stocks traded on a national exchange.

The Plan’s net appreciation in investment value includes the unrealized appreciation (depreciation) in the fair value of investments and realized gains and losses in investments during the year.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Risks and Uncertainties: The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Contributions:  Participant contributions and employer matching contributions are recorded in the period during which the Bank makes payroll deductions from the participant’s earnings.

Payment of Benefits:  Benefits become payable to participants upon their election or separation from the Bank, and are recorded when paid.  Outstanding benefits payable to participants that were approved but not paid as of December 31, 2005 and 2004 amounted to $5,236 and $5,236, respectively.

Administrative Expenses:  In addition to administrative expenses paid by the Plan, certain additional administrative expenses are paid by the Bank.  Administrative expenses paid by the Bank on behalf of the Plan were approximately $10,000 for the year ended December 31, 2005.

Reclassifications:  Certain items in the prior year financial statements were reclassified to conform to the current year presentation.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

FIRST NATIONAL BANK AND TRUST COMPANY OF THE TREASURE COAST

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE 3 - INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows as of December 31:

	2005	2004
* Common stock, Seacoast Banking Corporation of Florida
179,891 and 165,010 shares	$ 4,128,499	$ 3,671,473
Legg Mason Value Trust Primary Class Fund
36,039 and 37,907 shares	2,475,878	2,472,658
* M&I Growth Balanced Fund, 143,522 and 149,651 shares	3,714,851	3,645,301
* M&I Stable Principal Fund, 2,825,107 and 2,249,334 shares	2,825,107	2,249,334
* Marshall Intermediate Bond Fund, 144,030 and 150,202 shares	1,333,720	1,414,922
Vanguard 500 Index Fund, 0 and 61,774 shares	-	6,896,412
Vanguard Institutional Index Fund, 64,691 and 0 shares	7,375,472	-

* Represents a party in interest to the Plan

The Plan's net realized and unrealized appreciation of investments by type is as follows for the year ended December 31, 2005:

Common stock, Seacoast Banking Corporation of Florida	$175,217
Common/collective trusts	243,388
Mutual funds	539,229

$957,834

NOTE 4 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Bank by letter dated March 26, 2002 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (IRC) and therefore is exempt from Federal income taxes.  Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

The Plan holds units of common collective trust accounts managed by M&I and mutual funds with M&I.  M&I is the Plan trustee and, therefore, these transactions and the Plan’s payment of trustee fees to them qualify as party-in-interest transactions.   The Plan also holds shares of Seacoast Banking Corporation common stock.  At December 31, 2005 and 2004, the plan held 179,891 and 165,010 shares, respectively, of the Bank’s common stock with a market value of $4,128,499 and $3,671,473, respectively.  The Plan received $125,890 in dividends from the Bank during 2005.

NOTE 6 - PLAN AMENDMENTS

Effective January 24, 2005, the Plan was amended to grant immediate eligibility to employees of the Vero Beach branch and past service credit for vesting. Effective May 1, 2005, the Plan was amended to grant immediate eligibility for certain employees of Century National Bank and past service credit for vesting. Effective December 20, 2005, the Plan was amended to reduce the automatic rollover amount from $5,000 to $1,000.

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SUPPLEMENTAL SCHEDULE

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RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

FIRST NATIONAL BANK AND TRUST COMPANY OF THE TREASURE COAST

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) ** Cost	(e) Current Value
	Fidelity Adv Funds	Fidelity Advisers Equity Income Fund, 13,375 shares		$ 379,058
	Franklin Funds	Franklin Small Cap Growth Fund, 21,428 shares		808,264
	Legg Mason Funds	Legg Mason Value Trust Primary Class Fund, 36,039 shares		2,475,878
*	Marshall & Ilsley	M&I Diversified Income Fund, 6,322 shares		128,496
*	Marshall & Ilsley	M&I Diversified Stock Fund, 8,541 shares		262,774
*	Marshall & Ilsley	M&I Growth Balanced Fund, 143,522 shares		3,714,851
*	Marshall & Ilsley	M&I Stable Principal Fund, 2,825,107 shares		2,825,107
	Managers Funds	Managers Special Equity Fund, 1,201 shares		104,214
*	Marshall & Ilsley	Marshall Intermediate Bond Fund, 144,030 shares		1,333,720
*	Marshall & Ilsley	Marshall Mid Cap Value Fund, 58,034 shares		847,301
*	Marshall & Ilsley	Marshall Money Market Fund, Cash		176,240
	T Rowe Price Funds	T Rowe Growth Stock Fund, 13,001 shares		366,636
	Templeton Fds Inc	Templeton Foreign Fund, 59,334 shares		752,357

(Continued)

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SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) **Cost	(e) Current Value
	Vanguard Funds	Vanguard Institutional Index Fund, 64,691 shares		7,375,472
	Westport Funds	Westport Small Capital Fund, 10,151 shares		245,259
*	Seacoast Banking Corporation of Florida	Common stock, 179,891 shares		4,128,499
				$25,924,126

*  Represents a party in interest to the Plan

** Cost information is not required for participant-directed investments

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Retirement Savings Plan for Employees of First National Bank and Trust Company of the Treasure Coast has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Retirement Savings Plan for Employees of First National Bank and Trust Company of the Treasure Coast

Date:

July 10, 2006

    By: /s/ William R. Hahl

      William R. Hahl

      Retirement Savings Plan Committee

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm